
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION



SECURITIES AND EXCHANGE COMMISSION

07002601

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SEC FILE NUMBER
8- 38225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA INVEST ONLINE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 JERICHO TURNPIKE
(No. and Street)

JERICHO, (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORESTE COLELLA (516) 334-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ORESTE COLELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA INVEST ONLINE, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Trena Alphonso
Notary Public State of New York
No. 01AL6159371
Qualified In Nassau County
Commission Expires 01/16/2011



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AMERICA INVEST ONLINE, INC.

I have audited the accompanying statement of financial condition of America Invest Online, Inc. as of December 31, 2006, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Invest Online, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 25, 2007

AMERICA INVEST ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash		$ 40,602
Receivables from brokers and dealers:		
Commissions receivables	$25,050	
Good faith deposit account	25,175	
Other	29,146	79,371
Receivables from non customers		1,067
Other assets:		
Deposits		5,784
Total assets		**$126,824**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Commissions payable		$ 5,641
Accrued expenses payable		19,617
Total liabilities		**25,258**
Stockholders' equity:		
Common stock, $.01 par value authorized 40,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in-capital	110,751	
Retained earnings (deficit)	(9,195)	
Total stockholders' equity		**101,566**
Total liabilities and stockholders' equity		**$ 126,824**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commission income		$ 269,263
Other income		97,282
Interest income		3,662
Total revenue		**370,207**
Expenses:		
Commission expense	$71,681	
Clearing fees	75,551	
Regulatory fees and expenses	10,631	
Rent	40,782	
Consulting fees	45,429	
Data support services	16,826	
Telephones	9,871	
Other expenses	97,893	
Total expenses		**(368,664)**
Income before federal income tax		1,543
Less: Federal income tax		(1,500)
Net income		**$ 43**

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Resources provided:		
Net income		$ 43
Decrease in other assets		1,871
Decrease in receivables (non-customers)		14,422
Increase in accrued expenses payable		3,028
Total resources provided		**19,364**
Resources applied:		
Increase in receivables from brokers and dealers	$ 2,048	
Total resources applied		**(2,048)**
Increase		17,316
Cash - January 1, 2006		23,286
Cash - December 31, 2006		**$ 40,602**

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholders equity, January 1, 2006	$101,523
Add: Net income	43
Stockholders equity, December 31, 2006	**$101,566**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2006	**$ -0-**

See notes to financial statements.

AMERICA INVEST ONLINE, I NC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. **Summary of significant accounting policies:**
   Income taxes:

   The Company is organized as a corporation. Income taxes are based on the income of the company.

   Depreciation:

   Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. **Lease commitment:**
   The company leases office space with future minimum lease payments at December 31, 2006 as follows:

2007	$39,793
2008	23,100
2009	9,625
	$72,518

3. **The following supplementary information is submitted:**
   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker dealer, Legent Clearing Corp., on a fully disclosed basis.

4. **Net Capital requirements:**
   As a registered broker-dealer, the Company is subject to the SEC's Uniform Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $94,540. In January 2007, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $94,441. The difference of $99 is due to accruals and reclassifications made during the audit.

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings (deficit)		(9,195)
		101,566
Less: non-allowable assets		(7,026)
Net capital before haircuts		94,540
Less: haircuts on securities		-0-
Net capital		**94,540**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $25,258)	$ 1,684	5,000
Excess net capital		**$89,540**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 25,258
Percentage of aggregate indebtedness to net capital	27%

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 94,441
Add: Audit Adjustments	99
Net capital per audited report, December 31, 2006	**$ 94,540**

No material differences existed between the unaudited and audited net capital computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

AMERICA INVEST ONLINE, INC.

I have examined the financial statements of America Invest Online, Inc. for the year ended December 31, 2006 and have issued my report thereon dated February 25, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 25, 2007

END

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT